Pembina Pipeline Corporation Announces Completion of Redemption of Series 19 Medium Term Notes
CALGARY, ALBERTA, November 18, 2024 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it completed the previously announced redemption of its outstanding $150 million aggregate principal amount of senior unsecured medium-term notes, series 19 (the "Series 19 Notes") due June 22, 2026 for cash on November 17, 2024 (the "Redemption Date"). The Series 19 Notes were redeemed at a redemption price of approximately $1,023.19 for each $1,000 principal amount of Series 19 Notes, being equal to the outstanding principal amount thereof, plus accrued but unpaid interest thereon to, but excluding, the Redemption Date. Pembina funded the redemption through a combination of cash on hand and use of the Company’s credit facility.
The Series 19 Notes were issued pursuant to pricing supplement no. 5 dated June 20, 2023 to the short form base shelf prospectus of Pembina dated November 29, 2021, copies of which are available on Pembina's SEDAR+ profile at www.sedarplus.ca.

About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com